January 5, 2016

Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Antero Resources Corporation

Registration Statement on Form S-4
Filed December 18, 2015
File No. 333-208639
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 1-36120

Ladies and Gentlemen:

Set forth below are the responses of Antero Resources Corporation (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2015, with respect to the Registration Statement on Form S-4, File No. 333-208639, filed with the Commission on December 18, 2015 (the “Registration Statement”), and the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2014, File No. 1-36120, filed with the Commission on February 25, 2015 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Registration Statement on Form S-4

1.                                      Please be advised that we will not be able to accelerate the effectiveness of this registration statement until resolution of the comments on your periodic reports.

RESPONSE:

We acknowledge the Staff’s comment and will not request acceleration of the effectiveness of the Registration Statement until all comments on our periodic reports are resolved.

Form 10-K for Fiscal Year ended December 31, 2014

Business and Properties, page 1

Our Company, page 1

2.                                      You disclose on page 1 that your drilling operations in the Appalachian Basin have had a “100% success rate.” Please expand your disclosure to clarify the metrics you deem must be achieved to be 100% successful. In that regard, we note a substantially similar comment that we issued on July 12, 2013 during our initial review of your registration statement on Form S-1, as well as the subsequent revisions you made to your registration statement.

RESPONSE:

We acknowledge the Staff’s comment and in our future filings we will expand our disclosure to clarify that we define the term 100% success rate to mean that all wells were completed and produce in commercially viable quantities.

Legal Proceedings, page 36

3.                                      We note your disclosure on page 36 regarding separate lawsuits in which plaintiffs have alleged that your operations exposed them to hazardous substances and damaged their properties and their persons. For example, we note that the Circuit Court of Ohio County, West Virginia ordered on March 24, 2015 the joinder of numerous civil actions in which you are named as a defendant. Please expand your description to provide for disclosures that Item 103 of Regulation S-K requires, including the name of the court(s) in which the lawsuits are pending, the dates instituted, and the principal parties thereto, or tell us why these legal proceedings are not material to you.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit our belief that the proceedings in question are ordinary routine litigation incidental to our business and not material litigation required to be disclosed pursuant to Item 103 of Regulation S-K.  In our future filings, we will remove reference to such pending litigation.

*                                         *                                         *                                         *                                         *

In connection with responding to the Staff’s comments, we acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(Signature Page Follows)

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact W. Matthew Strock of Vinson & Elkins L.L.P. at (713) 758-3452.

Very truly yours,

ANTERO RESOURCES CORPORATION

		By:	/s/ Glen C. Warren, Jr.
		Name:	Glen C. Warren, Jr.
		Title:	President, Chief Financial Officer and Secretary

Enclosures

cc:	Kevin Dougherty (Securities and Exchange Commission)
Alvyn A. Schopp (Antero Resources Corporation)
W. Matthew Strock (Vinson & Elkins L.L.P.)